NEW YORK--  Feb. 13, 1994--Viacom Inc. issued the following statement:

     With the unique and complimentary combination of the extraordinary assets of Viacom, Paramount and Blockbuster, Viacom is at the first stage of creating a global media powerhouse of unparalleled proportions in the industry. The intellectual capacity, commitment and proven management and creative capabilities of Viacom and its partners assure the success of this vast new enterprise.

     Notwithstanding QVC's rhetoric and its attempt to erroneously denigrate the back-end protections provided by Viacom, the fact is that at current prices, the back-end protection would have a value of at least $12 per share. It hardly needs to be stated that the Viacom offer on its face is clearly superior to that of QVC.

     Viacom remains unequivocally committed to the interests of its stockholders and the enhancement of their interest in Viacom. The management of Viacom have confidently staked their own personal economic lives on the fulfillment of this commitment.


     CONTACT: Edelman Public Relations
              Elliot Sloane, 914/741-0763 (home)